Exhibit 5.1
Hogan & Hartson LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, CO 80202
+1.303.899.7300 Tel
+1.303.899.7333 Fax
www.hhlaw.com
September 20, 2007
Board of Directors
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202
Ladies and Gentlemen:
     We are acting as counsel to Royal Gold, Inc., a Delaware corporation (the “Company”), in connection with its registration statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission relating to the proposed public offering of up to 1,634,410 shares of the Company’s common stock, par value $0.01 per share, all of which shares (the “Shares”) are to be sold by the Company, and up to 1,634,410 associated rights (the “Rights”) issued pursuant to the First Amended and Restated Rights Agreement, dated as of September 10, 2007 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
     For purposes of this opinion letter, we have examined copies of the following documents:
1.	An executed copy of the Registration Statement.

2.	The Certificate of Incorporation of the Company, as certified by the Secretary of the State of the State of Delaware on September 18, 2007 and by the Secretary of the Company on the date hereof as being complete, accurate, and in effect.

3.	The Bylaws of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect.

4.	The Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) by and among Battle Mountain Gold Exploration Corp.,

the Company and Royal Battle Mountain Inc., a wholly-owned subsidiary of the Company, dated July 30, 2007;

5.	An executed copy of the Rights Agreement.

6.	Resolutions of the Board of Directors of the Company adopted on March 26, 2007, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect, relating to, among other things, the issuance and sale of the Shares and arrangements in connection therewith, resolutions of the Board of Directors of the Company adopted on July 25, 2007, as certified by the Secretary of the Company on the date hereof as being complete, accurate, and in effect, relating to, among other things, the Merger Agreement and resolutions of the Board of Directors of the Company adopted on August 26, 2007, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect, relating to among other things, the issuance of Rights pursuant to the Rights Agreement, the filing of the Company’s Amended and Restated Certificate of Designations relating to the Company’s Series A Junior Participating Preferred Stock and arrangements in connection therewith.
     In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Rights Agreement has been duly authorized, executed, and delivered by the Rights Agent and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement. This opinion letter is given, and all statements herein are made, in the context of the foregoing. In rendering this opinion, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible. This opinion letter is given, and all statements herein are made, in the context of the foregoing.
     This opinion letter is based as to matters of law solely on the Delaware General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     Based upon, subject to and limited by the foregoing, we are of the opinion that, as of the date hereof, the Shares and the associated Rights have been duly authorized by all necessary corporate action on the part of the Company and, following (i) effectiveness of the Registration Statement, (ii) issuance and delivery of the Shares pursuant to the terms of the Merger Agreement, and (iii) receipt by the Company of the consideration for the Shares specified in the Merger Agreement and as referenced in the resolutions of the Board of Directors, the Shares and the associated Rights will be validly issued, fully paid, and nonassessable.
     It should be understood that the opinion above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.
     This opinion letter has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.
     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,
/s/ Hogan & Hartson L.L.P.
HOGAN & HARTSON L.L.P.

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